

October 31, 2013

Via E-mail
Charif Souki
Chief Executive Officer
Cheniere Energy Partners LP Holdings, LLC
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy Partners LP Holdings, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 18, 2013**
> **File No. 333-191298**

Dear Mr. Souki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 64

1. Please ensure your table when completed presents a separate line for each item impacting the change in pro forma net tangible book value, including but not limited to the amount of the (decrease) increase in your pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered as well as distributions to Cheniere. See Item 506 of Regulation S-K.

Note 4 – Pro Forma Adjustments and Assumptions, page F-8

2. We note your response to comment 6 in our letter dated October 9, 2013. Please expand your description of adjustment (C) to quantify the advisory fee to be paid out of the offering proceeds and tell us to whom this fee will be paid.

3. We note your response to comment 7 in our letter dated October 9, 2013. The Services Agreement as described beginning on page 135 includes a fixed fee payable to Cheniere for certain general and administrative expenses as well as provision for reimbursement of amounts incurred on your behalf or payment directly by you for expenses associated with being a publicly traded entity, legal and accounting services, exchange listing fees, and so forth. Please revise your description of the adjustment (I) on page F-9 to clearly disclose, if true, that the adjustment amount represents the fixed fee under the terms of the Services Agreement.

Cheniere Energy Partners LP Holdings, LLC

Balance Sheet, page F-11

4. We remind you of our prior comment 21 in our letter dated September 5, 2013. Please ensure your financial statements and disclosures throughout the filing are revised to give retroactive effect to the stock split occurring prior to the effective date of the registration statement. Refer to SAB Topic 4(c).

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Operations, page F-16

5. We note your response to comment 8 in our letter dated October 9, 2013. ASC 805-50-45-5 requires financial statements and financial information presented for periods prior to common control transactions to be retrospectively adjusted. As such, net income included within your retrospectively adjusted financial statements includes the results of the Creole Trail Pipeline Business. In calculating earnings per unit under the two-class method, ASC 260-10-45-60B(a) requires net income to be the amount that is initially reduced by dividends declared and then allocated to securities to the extent each may share in earnings. Additionally, ASC 260-10-45-66 requires undistributed earnings to be allocated as if all of the earnings for the period had been distributed. As net income presented in your retrospectively adjusted consolidated statement of operations includes the results of the Creole Trail Pipeline Business and the two-class method requires the use of net income as well as all earnings to be allocated, please explain in detail why you believe the use of an amount other than net income is appropriate under U.S. GAAP in calculating earnings per unit under the two-class method, and if true, why you believe earnings per unit should not be retrospectively adjusted to be consistent with the remainder of your financial statements and financial information.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Cash Flows, page F-19

6. We note your response to comment 9 in our letter dated October 9, 2013 and have the following comments:

- Please tell us the predominant or primary purpose for and likely use of the cash designated as restricted. For example, will the amounts be predominantly used for LNG terminal construction costs, debt servicing or an alternative use.

- Please explain in detail the alternative classifications for restricted cash you considered, including the advantages and disadvantages of each, and why you believe the selected presentation is the most preferential under U.S. GAAP. In your response, please specifically address why you believe the inflows and outflows associated with this restricted cash should be segregated between financing and investing activities as opposed to being classified in the same section (e.g. contained within investing activities) as well as your qualitative and quantitative considerations of the impact of your selected presentation on the totals of investing and financing activities of a given period.

7. Our understanding is the amounts presented within the "Use of restricted cash and cash equivalents" line item represent cash released from escrow or distributed to you from your collateral account by your trustee so that you may make payments associated with the construction of your LNG terminals. If our understanding is incorrect, please advise. If our understanding is correct, please revise the line item description to reflect that cash is not being used, but rather released from escrow or restriction, or explain why you believe this line item name is reflective of what is actually occurring. In addition, please advise us what line item you have reflected funds released from your collateral account for debt servicing.

   Additionally, within your "Sources and Uses of Cash" table on page 96, please revise the "Investment in restricted cash and cash equivalents" line item to state, if true, that the amounts are presented net.

Cheniere Energy Partners, L.P. and Subsidiaries Notes to Consolidated Financial Statements

Note 17 – Cash Distributions and Net Income (Loss) per Common Unit, page F-58

8. We note your response to comment 12 in our letter dated October 9, 2013. Please explain and show us how you calculated what you refer to as the "weighted average effective yield." Further, please tell us what the effective interest rate (non-weighted average) was in amortizing the beneficial conversion feature, and why you believe disclosure of the weighted average effective yield is more informative to users of the financial statements as compared to disclosing the effective interest rate (non-weighted average) utilized as requested in our prior comment.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director